SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Corsicanto Designated Activity Co

(Name of Subject Company (issuer))

Corsicanto Designated Activity Co

Amarin Corporation plc

(Name of Filing Person (Issuer))

3.50% Exchangeable Senior Notes due 2032

(Title of Class of Securities)

220480 AC1

(CUSIP Number of Class of Securities)

John F. Thero

President and Chief Executive Officer

Amarin Corporation plc

2 Pembroke House

Upper Pembroke Street 28-32

Dublin 2, Ireland

+ 353 (0) 1 6699-020

Patrick O’Sullivan

Director

Arthur Cox Building, Earlsfort Terrace

Dublin 2, Ireland

+ 353 (0) 1 6699-020

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Michael H. Bison James P. Barri Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02109 (617) 570-1000	Joseph T. Kennedy EVP, General Counsel Amarin Corporation plc 2 Pembroke House Upper Pembroke Street 28-32 Dublin 2, Ireland + 353 (0) 1 6699-020

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$15,112,874.94	$1,751.58

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Exchangeable Senior Notes due 2032 (the “Notes”), as described herein, is 100% of the principal amount of the Notes plus any accrued but unpaid interest thereon. As of December 16, 2016, there was $15,107,000 aggregate principal amount of Notes outstanding and, as of the scheduled date of repurchase, there would have been $5,874.94 of accrued but unpaid interest on the Notes, resulting in an aggregate maximum purchase price of $15,112,874.94.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,751.58	Filing Party: Corsicanto Designated Activity Co
Form or Registration No.: Schedule TO	Date Filed: December 16, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on December 16, 2016 by Corsicanto Designated Activity Co, a designated activity company limited by shares under the laws of Ireland (the “Issuer”), and Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Guarantor”), with respect to the right of each holder (a “Holder”) of the Issuer’s 3.50% Exchangeable Senior Notes due 2032 (the “Notes”) to sell and the obligation of the Issuer to purchase the Notes (the “Optional Put”), as set forth in the Issuer’s Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Optional Put Company Notice”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the terms of the Notes and the Indenture, dated as of January 9, 2012, between the Issuer, the Guarantor and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), the Partnership was obligated, at the option of each Holder, to repurchase on January 19, 2017, all Notes validly surrendered for repurchase and not withdrawn prior to 11:59 p.m., New York City time, on January 18, 2017. Based on final information provided to the Issuer by the Trustee, as trustee and paying agent, an aggregate principal amount of $14,974,000 of Notes was validly tendered and accepted for purchase in the Optional Put.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, dated December 16, 2016, including form of Optional Put Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated December 16, 2016.

(b)	None.

(d)(1)	Indenture, dated as of January 9, 2012, by and between Issuer, the Guarantor and the Trustee (incorporated by reference to Exhibit 4.1 to Amarin Corporation plc’s Current Report on Form 8-K/A filed on January 10, 2012).

(d)(2)	Form of 3.50% Exchangeable Senior Notes due 2032 (included as Sections 2.02 and 2.03 of Indenture filed as Exhibit (d)(1)).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2017

CORSICANTO DESIGNATED ACTIVITY CO

By:	/s/ Joseph T. Kennedy
Name:	Joseph T. Kennedy
Title:	Director

AMARIN CORPORATION PLC

By:	/s/ John F. Thero
Name:	John F. Thero
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Optional Put Company Notice to Holders of 3.50% Exchangeable Senior Notes due 2032, dated December 16, 2016, including form of Optional Put Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(5)(A)*	Press release dated December 16, 2016.

(b)	None.

(d)(1)	Indenture, dated as of January 9, 2012, by and between Issuer, the Guarantor and the Trustee (incorporated by reference to Exhibit 4.1 to Amarin Corporation plc’s Current Report on Form 8-K/A filed on January 10, 2012).

(d)(2)	Form of 3.50% Exchangeable Senior Notes due 2032 (included as Sections 2.02 and 2.03 of Indenture filed as Exhibit (d)(1)).

(g)	None.

(h)	None.

*	Previously filed.